LOWENSTEIN SANDLER LLP

1251 AVENUE OF THE AMERICAS

NEW YORK, NEW YORK 10020

May 1, 2014

Michael Clampitt, Esq.

Senior Counsel

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, DC 20549

Re: Center Bancorp, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed April 14, 2014

File No. 333-194348

ConnectOne Bancorp, Inc.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended

December 31, 2013

Filed April 14, 2014

File No. 001-35812

Dear Mr. Clampitt:

Center Bancorp, Inc. (the “Company” or “Center”) is in receipt of your letter to Anthony C. Weagley, the Company’s President and Chief Executive Officer, dated April 28, 2014 (the “Comment Letter”). Concurrent with the Company’s filing of Amendment No. 2 to its registration statement on Form S-4 (the “Registration Statement”), the Company has authorized the undersigned to respond to the Comment Letter on its behalf in the manner set forth below. To assist the Staff in its review, we have set forth below each SEC comment verbatim, followed by the Company’s response. All page references in the responses are to the pages in Amendment No. 2 to the Registration Statement.

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Amendment No. 1 to Registration Statement on Form S-4

Unaudited Pro Forma Condensed Combined Consolidated Financial Statements

Note 1 – Basis of Presentation, page 32

Comment 1: We are unable to locate your revision to Note 1 to reflect the sensitivity analysis in response to our comment number six of our letter dated April 2, 2014. Please expand the disclosure in Note 1 – Basis of Presentation to present a sensitivity analysis of the purchase price and resulting goodwill to changes in the price of Center’s common stock of $19.19, the closing price of Center common stock on April 2, 2014 ( up 10%, 20% and 30% and down 10%, 20% and 30%).

Response: The Company actually inserted a sensitivity analysis in the footnotes to the Comparative Per Share Data table. In Amendment No. 2, the Company has placed a sensitivity analysis in the above-mentioned Note 1 (page 32) and has revised the sensitivity table that appears in the footnotes to the Comparative Per Share Data table (page 37) to conform the sensitivity ranges.

ConnectOne Bancorp, Inc. - Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2013

Exhibit 32

Comment 2: We note your response to prior comment 35 in our letter dated April 2, 2014. However, we note that ConnectOne has not filed a full and complete amendment to its December 31, 2013 Form 10-K, which includes updated Exhibit 31 and 32 certifications referencing the amendment to the Form 10-K. Therefore, we reissue the comment in part. Please ensure that ConnectOne files a full and complete amendment; signatures, Exhibit 31 and 32 certifications should also be updated and refer to the Form 10-K/A.

Response: In order to assure that its Part III information was properly filed within 120 after the end of its fiscal year ended December 31, 2013, on April 30, 2014, ConnectOne filed a second amendment to its 10-K which was intended to respond to the Staff’s comment and to provide the necessary Part III information.

If you have any questions regarding the foregoing, please call the undersigned at 973-597-2350.

Very truly yours

/s/ Peter H. Ehrenberg

cc:	David Lin, Esq.
Ms. Chris Harley
Mr. Gus Rodriguez
Robert Schwartz, Esq.
Rona Korman, Esq.